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June 19, 2017 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Suzanne Hayes, Assistant Director
Mary Beth Breslin, Legal Branch Chief
Johnny Gharib, Senior Counsel
Sharon Blume, Accounting Branch Chief
Christine Torney, Senior Staff Accountant

Re:	Sienna Biopharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on May 15, 2017
CIK No. 0001656328

Ladies and Gentlemen:

On behalf of our client, Sienna Biopharmaceuticals, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on May 15, 2017 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on June 11, 2017 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

June 19, 2017

Prospectus Summary

Overview, page 1

1.	We note your reference to your pipeline of “safe and effective” topical therapies in the second sentence of this section and your statement that you create topical therapies that are specifically designed to be “highly effective and safe” for chronic administration on pages 2 and 3 as well as on page 87 of the Business section. Because approval by the FDA is dependent on its determination that a drug is safe and effective and given that your product candidates have not completed clinical trials, please remove reference to your products being safe and effective throughout your filing as such a determination may only be made by the FDA.

Response: In response to the Staff’s comment, the Company has revised pages 1, 2, 3 and 95 of the Registration Statement.

2.	Please revise your disclosure with regard to SNA-001 to identify whether the pivotal clinical trials are Phase II or Phase III trials. Similarly, on pages 3-4 and in your Business section where you describe the development of SNA-001, please identify the clinical phase of your clinical feasibility studies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that SNA-001 is regulated as a Class II medical device and is subject to the 510(k) marketing clearance pathway. The Company’s product candidates SNA-120 and SNA-125 are regulated under the New Drug Application, or NDA, regulatory pathway. Unlike clinical trials conducted in support of an NDA, the clinical trials supporting 510(k) applications do not utilize the same nomenclature with regard to the phase of the clinical trial (e.g., Phase I, Phase II and Phase III). Rather, the in-human trials supporting 510(k) applications are typically described as Proof-of-Concept, or POC, and pivotal trials. As such, the Company submits that revising its disclosure with regard to the phase of its clinical trials for SNA-001 is not appropriate in this respect. In order to further clarify the applicable regulatory pathway for its product candidates, the Company has revised the product pipeline chart to include footnotes to each of the SNA-120, SNA-125 and SNA-001 (both indications) to indicate the applicable approval pathway for the product candidate on each of tables appearing on pages 1 and 99 of the Registration Statement.

3.	Please revise your charts on pages 3 and 91 to remove the Proof of Concept and Pivotal columns for SNA-001 and to extend the Phase 1, Phase 2 and Phase 3 columns so that they cover SNA-001 as well.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response to Comment #2 above. As indicated in Comment #2, in order to further clarify the applicable regulatory pathway for its product candidates, the Company has revised the product pipeline chart to include footnotes to each of the SNA-120, SNA-125 and SNA-001 (both indications) to indicate the applicable approval pathway for the product candidate on each of tables appearing on pages 1 and 99 of the Registration Statement.

June 19, 2017

4.	We note your disclosure on page 3 that your nonclinical studies for SNA-125 for atopic dermatitis and psoriasis are still in progress, but the location of the arrow in the chart on page 1 implies that the preclinical phase has been completed. Please revise your chart accordingly.

Response: In response to the Staff’s comment, the Company has revised the product pipeline chart appearing on pages 1 and 99 of the Registration Statement.

5.	We note that you have an arrow under your Topical by Design platform for “Other research programs.” Please specifically identify these research programs and the indications that they are seeking to treat. If such information has not yet been determined, please remove the “Other research programs” arrow from your charts as it is premature to include it.

Response: In response to the Staff’s comment, the Company has revised the product pipeline chart appearing on pages 1 and 99 of the Registration Statement.

Our technology platforms and product candidates

Topical by Design, page 2

6.	We note your statement that SNA-120 has demonstrated statistically significant and clinically meaningful reductions in the pruritus associated with psoriasis in a Phase 2b clinical trial. Please revise your disclosure to define the terms “statistically significant” and “clinically meaningful” at their first use in this section. In doing so, please refrain from referring to p-values in this section as the discussion of p-values should be reserved for the Business section where the proper context may be given. Please also apply this comment to your disclosure under “Topical Photoparticle Therapy” on page 3.

Response: In response to the Staff’s comment, the Company has revised pages 3 and 4 of the Registration Statement.

7.	Please briefly describe the pruritus visual analog scale (“VAS”) and the modified Psoriasis Area and Severity Index (“mPASI”) when you first reference them in this section.

Response: In response to the Staff’s comment, the Company has revised page 3 of the Registration Statement.

June 19, 2017

8.	Please clarify the “clear impact” on the diseases mentioned and the “anti-inflammatory effects” you have observed, as well as the setting in which you observed them. For instance, disclose the scope and design of the study in which these findings were made.

Response: In response to the Staff’s comment, the Company has revised page 3 of the Registration Statement.

Topical Photoparticle Therapy, page 3

9.	Please describe the meaning of the terms “near-infrared,” “selective photothermolysis,” and “pathogenesis” when you first use them in this section.

Response: In response to the Staff’s comment, the Company has revised page 3 of the Registration Statement.

Implications of Being an Emerging Growth Company…, page 5

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors

If we are unable to obtain, maintain and enforce intellectual property protection…, page 38

11.	In the last paragraph of this risk factor, you state that if the nanoComposix agreement is terminated or narrowed, you could lose intellectual property rights that may be material to your Topical Photoparticle Therapy products. Please expand your disclosure in this risk factor to describe under what circumstances nanoComposix may terminate its agreement with you.

Response: In response to the Staff’s comment, the Company has revised page 42 of the Registration Statement.

We may not be able to protect our intellectual property rights throughout the world, page 41

12.	Please disclose whether you or nanoComposix is responsible for protecting the patents and patent applications you license from nanoComposix and describe the risks related to the protection of this intellectual property.

Response: In response to the Staff’s comment, the Company has revised pages 39 and 42 of the Registration Statement to clarify that the Company is solely responsible to prosecute the patent rights throughout the world that are licensed under its agreement with nanoComposix.

June 19, 2017

Use of Proceeds, page 62

13.	Please expand your disclosure regarding the proceeds to be used for the development of SNA-125 to describe how far in the development process you estimate the allocated proceeds will enable you to reach for each indication. Similarly, for SNA-001, please clarify whether the allocated proceeds will enable you to complete the on-going clinical trials for each indication.

Response: In response to the Staff’s comment, the Company has revised pages 7, 57 and 63 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Operations

Critical Accounting Policies and Use of Estimates

Common Stock Valuation, page 76

14.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s most recent fair value determination and the estimated offering price, if any.

Business, page 87

15.	Under the appropriately titled subsections, please disclose when investigational new drug applications (“INDs”) were filed for the commencement of clinical trials for SNA-120, SNA-125, and SNA-001, the trial sponsor and subject of the INDs.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment with respect to SNA-120 has revised page 104 of the Registration Statement. The Company has also revised page 114 of the Registration Statement to further clarify that an IND for the SNA-125 product candidate has not yet been submitted. In respect of SNA-001, the Company makes reference to the response to Comment #2 above noting that SNA-001 is regulated as a Class II medical device under the 510(k) regulatory pathway and, as such, an IND is not applicable. The Company further advises the Staff that an Investigational Device Exemption, or IDE, was not required for SNA-001, and the Company has revised page 136 of the Registration Statement to clarify that SNA-001 did not present a significant risk to human health and an IDE filing was not required to initiate clinical trials of SNA-001.

June 19, 2017

SNA-120 Clinical Development

Completed Phase 2b Trial, page 98

16.	When you first reference them in this section, please explain the meaning and significance of “p-values” and their relationship to “statistical significance.” In doing so, please explain how “p-values” and “statistical significance” relate to the FDA’s evidentiary standards of efficacy.

Response: In response to the Staff’s comment, the Company has revised page 107 of the Registration Statement.

SNA-001 for the treatment of acne

Clinical Development Program, page 110

17.	Please revise your disclosure to clarify what you mean when you describe your clinical trials of SNA-001 as “split-face,” “vehicle controlled,” and “split back design.”

Response: In response to the Staff’s comment, the Company has revised pages 118 and 119 of the Registration Statement.

Clinical feasibility studies, page 111

18.	In the second paragraph of this section, please clarify that the results were “statistically significant” rather than “significant” in both the SNA-001 and control treatment groups and if true, that the difference between SNA-001 and control treatment was not statistically significant. Please make conforming changes when discussing the trial results for SNA-001 where applicable.

Response: In response to the Staff’s comment, the Company has revised pages 4, 119, 122 and 123 of the Registration Statement.

Intellectual Property, page 119

19.	Please provide the following information for your Topical by Design and Topical Photoparticle Therapy patent portfolio:

•	The type of patent protection provided by the patents and the patent applications such as composition of matter, use or process; and

•	The foreign jurisdictions where patents are issued and patent applications are pending.

Response: In response to the Staff’s comment, the Company has revised page 127 of the Registration Statement.

June 19, 2017

Management

Executive Officers and Employee Directors, page 139

20.	Please expand the background information for Richard Peterson to provide his business experience for the past five years. See Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 147 and 148 of the Registration Statement.

Certain Relationships and Related Party Transactions

Promissory Note, page 167

21.	Please expand to disclose the total amount outstanding as of the latest practicable date as well as the amounts of principal and interest paid, if any. Refer to Item 404(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 179 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 7. Fair Value Measurements, page F-17

22.	Please revise to provide quantitative information about the significant unobservable inputs used to determine the fair value of your Level 3 IPR&D asset and contingent consideration liability in accordance with ASC 820-10-50-2bbb. If you used the third party pricing exception in determining not to disclose this information, tell us how you qualify for such exception.

Response: In response to the Staff’s comment, the Company has revised pages F-18, F-19, F-43, F-44, F-45 and F-46 of the Registration Statement.

* * *

June 19, 2017

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Frederick C. Beddingfield III, M.D., Ph.D. Sienna Biopharmaceuticals, Inc.
Richard Peterson, Sienna Biopharmaceuticals, Inc.
Timothy K. Andrews, Sienna Biopharmaceuticals, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP